ANNUAL REPORT

December 31, 2007

Madison **Strategic Sector Premium Fund (MSP)**

Active Equity Management combined with a Covered Call Option Strategy

Madison Investment Advisors, Inc.

www.madisonfunds.com

Table of **Contents**

Management's **Discussion of Fund Performance**

We at Madison Asset Management LLC are pleased to address the progress of our Fund, the Madison Strategic Sector Premium Fund ("MSP") for the period ending December 31, 2007. Introduced in April of 2005, the Fund continues to pursue its investment objectives by investing in high-quality, large-capitalization common stocks that are, in our view, selling at a reasonable price with respect to their long-term earnings growth rates. Our option-writing strategy has provided a steady income return from option premiums which help achieve our goal of providing enhanced risk-adjusted returns with a secondary objective of long-term capital appreciation.

Madison Asset Management, LLC, ("MAM") a wholly owned subsidiary of Madison Investment Advisors, Inc., with its affiliates, manages more than $9 billion in individual, corporate, pension, insurance, endowment, and mutual fund assets.

The annual period ended December 31, 2007 will probably not be remembered for the near highs the major indices hit in July. Instead, the key word for the year will be one familiar to all readers of business publications or viewers of business news: subprime. The credit problems that were under the surface for the first part of the year broke into true crisis proportions by the early fall. Not only did hundreds of thousands of Americans face losing their homes as adjustable-rate mortgages kicked into higher rates, but financial institutions which held securities based on lower-grade mortgages began to hemorrhage losses as the value of these securities plummeted.

A credit crisis was in full effect, as institutions no longer were willing to lend to each other. Investors fled riskier stock investments for more secure ones such as bonds and cash, and these fears were particularly negative for the fortunes of stocks in the Financial and Consumer Discretionary Sectors. Meanwhile, the price of crude oil inched up towards $100 a barrel, and the stocks of energy companies followed suit. By year-end, the fortunes of the best and worst sectors of the stock market were gapping by more than 50%, the kind of return differential last

seen during the tech stock boom and bust in 1999 and 2000.

Over the latter part of 2007 the Federal Reserve Board took several steps to avert the crisis, including three rate cuts. While lower rates are historically a positive for stocks, there was considerable overhang from other economic indicators, particularly on the inflation front, as prices of energy and food marched higher. As news, both positive and negative, flooded the market on an almost daily basis, we saw high volatility as investors struggled to digest the news and understand where the economy was headed.

As of December 31, 2007, MSP held 45 common stocks and the Fund's managers wrote options which resulted in $14.1 million in premiums. The Fund generally writes "out-of-the-money" options, and as of December 31, 2007, 73% of MSP's 66 outstanding written (sold) stock options were still "out-of-the-money." This should allow the fund to appreciate in price should our equity positions rally.

We are pleased to report that MSP generated sufficient income in 2007 to return $1.80 per share to our shareholders in dividends by declaring $0.45 per share dividends every quarter. At the Fund's traded market price of $15.53 per share on December 31, 2007 our dividend yield was 11.6%. Dividends during 2007 represented earned net income and long & short term capital gains. The 2007 distributions did not include any return of capital.

The Fund's NAV (net asset value per share) decreased $2.73 in 2007 from $20.25 to $17.52. This represented an NAV total return of -5.07%, including the reinvestment of dividends. At year end, MSP traded at $15.53 an 11.4% discount to its NAV of $17.52. The total return on a market price basis for the Fund was -16.85%, including the reinvestment of dividends for the year 2007.

Since inception, MSP has paid a total $4.50 per share in dividends and produced a total cumulative return on NAV of 15.31%, compared to a 26.7% increase for the CBOE Buy Write ("BXM") Index during the same period. Management feels the fund has lagged the BXM for two primary reasons. First, the Fund predominately invests in high-quality stocks which have been out of favor since the inception of the fund. However, should investors become more risk adverse, we believe high-quality stocks and our Fund will outperform. Secondly, a bifurcated market like the one we had in 2007 negatively impacts our results. MSP had its fair share of winners in 2007 such as Transocean, Apache, Genzyme, Biogen and Google just to name a few. However, because these stocks moved up so dramatically they were called away from us and we weren't able to fully participate in the upside. At the same time, a number of stocks we held posted significant declines such as Capital One, Countrywide, Citigroup, MGIC, Home Depot and Lowes. While writing options on these stocks mitigated some of the decline it wasn't enough to avoid losses on these positions. While we have sold or trimmed a few positions, in general we believe many of 2007's "losers" are trading at multiyear lows on a number of valuation metrics and offer our investors significant value. Therefore, we continue to hold the positions and write call options on these positions.

From a sector perspective, MSP's largest exposure was in the Health Care sector, followed by Consumer Discretionary, Technology and Financials. We

continue to remain absent from the Materials and Utilities Sectors.

Madison Asset Management's stock picking strategy involves seeking a portfolio of common stocks that have favorable "PEG" ratios (price-earnings ratio to growth rate) as well as financial strength and industry leadership. As bottom-up investors, we focus on the fundamental businesses of our companies. Our stock selection philosophy strays away from the "beat the street" objective, as we look for companies that have sustainable competitive advantages, predictable cash flows, solid balance sheets and high-quality management teams. By concentrating on long-term prospects and circumventing the "instant gratification" school of thought, we believe we bring elements of consistency, stability and predictability to our shareholders.

Once we have selected attractive and solid names for the Fund, we employ our option writing strategy. This procedure entails selling calls that are primarily out-of the-money, meaning that the strike price is higher

SHARE PRICE AND NAV PERFORMANCE FOR MADISON STRATEGIC SECTOR PREMIUM FUND



PORTFOLIO COMPOSITION AS OF DECEMBER 31, 2007 FOR MADISON STRATEGIC SECTOR PREMIUM FUND*



*Percent of Total Investments

than the common stock price, so that the Fund can participate in some stock appreciation. By receiving option premiums, the Fund receives a high level of investment income and adds an element of downside protection. In addition, we believe our concentration in the Consumer Discretionary and Retail, Technology, Medical Health and Pharmaceutical and Financial sectors provides opportunities for larger premiums than those that would come from other sectors or from writing index options. Call options may be written over a number of time periods and at differing strike prices in an effort to maximize the protective value to the strategy and spread income evenly throughout the year.

As we line up the positives and negatives for 2008 we see they are fairly evenly balanced, with a slight tilt towards the negative. The positives that are working for the market begin with the Fed in the midst of lowering interest rates. As we saw through the end of 2007, the Fed cuts are no guarantee of an immediate market rally. Although the U.S. economy is slowing, the global economy is still robust, which should continue to support U.S. stocks, particularly the multi-national companies. Another positive is the impact of a lower dollar, which helps many U.S. companies compete globally. On the negative side, housing continues to weigh on the economy and markets. The availability of credit at the end of 2007 remained poor, and this will weigh on the growth rates. Probably the biggest fear we have is stagflation. This would entail rising inflation driven by higher energy prices and raw material prices while at the same time there is a slowdown in the overall economic growth rate. Stagflation is not generally a good environment for the valuation of either stocks or bonds. Given that backdrop, our holdings dovetail nicely with our outlook, with an emphasis

on stocks that can produce earnings in a difficult economy. For some time we've been talking about risk, and how we felt it wasn't being properly weighed in the investment equation. As that changes, and as risk becomes more of a focus, it should benefit our higher-quality, more predictable growth companies. As a result, we are optimistic regarding the prospects of our portfolio, even as we enter what will likely be a volatile and uneven 2008.

Volatility in 2007, as measured by the VIX Index, rose throughout 2007 peaking in November. Since a disproportionate amount of our option writing took place early in 2007 we didn't get the benefit of this higher level of volatility. However, on the bright side, this higher level of volatility should allow us to earn greater option premiums going forward, which gives us confidence in our ability to continue to generate attractive dividends for 2008.

TOP TEN STOCK HOLDINGS
AS OF DECEMBER 31, 2007
FOR MADISON STRATEGIC SECTOR PREMIUM FUND

	% of net assets
UnitedHealth Group	4.87%
Biogen Idec	3.25%
Intuit Inc.	3.20%
eBay Inc.	3.10%
Google Inc - CL A	3.06%
Merrill Lynch & Co.	3.04%
Capital One Financial Corp.	3.01%
Target Corp.	2.95%
Kohl's Corp.	2.88%
Morgan Stanley & Co.	2.87%

Report of **Independent Registered Public Accounting Firm** | December 31, 2007

To the Board of Trustees and Shareholders of Madison Strategic Sector Premium Fund

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments of the Madison Strategic Sector Premium Fund (the "Fund"), as of December 31, 2007 and the related statement of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for the two years in the period then ended and for the period from April 27, 2005 (commencement of operations) through December 31, 2005. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting.

Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the Fund's custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Fund as of December 31, 2007, and the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, and financial highlights for the two years in the period then ended and for the period from April 27, 2005 (commencement of operations) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 13, 2008

Portfolio of **Investments** | December 31, 2007

Number of Shares		Value
	Common Stocks - 92.6%	
	Consumer Services - 9.4%	
95,000	eBay Inc.*	$3,153,050
4,500	Google, Inc-Class A	3,111,660
103,000	Intuit Inc.	3,255,830
	Consumer Discretionary - 22.0%	
119,200	American Eagle Outfitters, Inc.	2,475,784
98,000	Bed Bath & Beyond Inc.*	2,880,220
30,000	Best Buy Co, Inc.	1,579,500
90,000	Home Depot Inc.	2,424,600
64,000	Kohls Corp.*	2,931,200
110,000	Lowe's Cos, Inc.	2,488,200
95,000	Starbucks Corp.*	1,944,650
60,000	Target Corp.	3,000,000
100,000	Williams-Sonoma Inc.	2,590,000
	Energy - 3.4%	
23,000	Apache Corp.	2,473,420
21,000	Unit Corp.*	971,250
	ETF - 2.5%	
50,000	Powershares QQQQ	2,562,000
	Financials - 12.8%	
5,000	Affiliated Managers Group*	587,300
64,700	Capital One Financial Corp.	3,057,722
90,000	Citigroup, Inc.	2,649,600
55,000	Countrywide Financial Corp.	491,700
15,400	Discover Financial Services	232,232
57,500	Merrill Lynch & Co., Inc.	3,086,600
55,000	Morgan Stanley & Co.	2,921,050
	Health Care - 22.4%	
50,700	Amgen, Inc.*	2,354,508
58,000	Biogen Idec*	3,301,360
20,000	Genentech Inc.*	1,341,400
37,000	Genzyme Corp.*	2,754,280
35,000	Medtronic Inc.	1,759,450
125,000	Mylan Inc.*	1,757,500
109,800	Pfizer Inc.	2,495,754
85,000	UnitedHealth Group	4,947,000
9,700	Varian Medical Systems	505,952
24,000	Zimmer Holdings Inc*.	1,587,600
	Insurance - 0.7%	
30,000	MGIC Investment Corp.	672,900

Number of Shares		Value
	Software - 1.4%	
90,000	Symantec Corp*	$1,452,600
	Technology - 18.0%	
47,000	Altera Corp.	908,040
60,000	Applied Materials, Inc.	1,065,600
80,000	Cisco Systems, Inc.*	2,165,600
100,000	Dell Inc.*	2,451,000
240,000	Flextronics International Ltd.*	2,894,400
71,000	Linear Technology Corp.	2,259,930
46,000	Qlogic Corp.*	653,200
30,000	Qualcomm Inc.	1,180,500
40,000	Xilinx Inc.	874,800
90,000	Yahoo! Inc*	2,093,400
50,000	Zebra Technologies Corp-Class A*	1,735,000
	Total Long-Term Investments (Cost $107,565,881)	94,079,342
	Short-Term Investments - 11.1%	
	United States Treasury Note Issued 1/31/06 at 4.375%, due 1/31/08. Proceeds at maturity are $3,000,000 (Cost $3,003,293).	3,003,293
	Repurchase Agreement US Bank N.A. issued 12/31/07 at 3.10%, due 1/2/08, collateralized by $8,473,287 in United States Treasury Notes due 9/01/18. Proceeds at maturity are $8,309,146 (Cost $8,307,000).	8,307,000
	Total Investments - 103.7% (Cost $118,876,174)	105,389,635
	Cash and other assets less liabilities: 0.0%	49,598
	Total Call Options Written - (3.5%)	(3,594,750)
	Total Put Options Written - (0.2%)	(237,975)
	Net Assets - 100%	$101,606,508

*Non-income producing.

See notes to financial statements.

Contracts (100 shares per contract)	Call Options Written	Expiration Date	Exercise Price	Market Value
270	Altera Corp.	January 2008	$ 20.00	$ 6,075
401	American Eagle Outfitters, Inc.	January 2008	25.00	3,008
*394	American Eagle Outfitters, Inc.	January 2008	26.63	2,955
200	American Eagle Outfitters, Inc.	January 2008	30.00	1,000
54	Amgen, Inc.	January 2008	65.00	270
155	Amgen, Inc.	April 2008	60.00	3,488
200	Amgen, Inc.	July 2008	57.50	21,100
170	Apache Corp.	January 2008	70.00	640,900
60	Apache Corp.	January 2008	80.00	165,300
600	Applied Materials, Inc.	January 2008	20.00	4,500
200	Bed Bath & Beyond, Inc.	January 2008	37.50	1,000
300	Bed Bath & Beyond, Inc.	May 2008	37.50	12,750
150	Best Buy Co, Inc.	January 2008	47.50	79,500
*100	Best Buy Co, Inc.	January 2008	53.38	15,000
580	Biogen Idec	January 2008	50.00	432,100
127	Capital One Financial Corp.	January 2008	70.00	635
500	Cisco Systems, Inc.	April 2008	32.50	21,250
100	Cisco Systems, Inc.	April 2008	35.00	1,850
400	Countrywide Financial Corp.	January 2008	25.00	2,000
150	Countrywide Financial Corp.	April 2008	15.00	6,000
596	Dell Inc.	January 2008	27.50	4,470
250	eBay Inc.	January 2008	32.50	38,750
450	eBay Inc.	January 2008	35.00	21,375
250	eBay Inc.	April 2008	37.50	35,000
1,905	Flextronics International Ltd.	January 2008	12.50	39,053
200	Flextronics International Ltd.	January 2009	12.50	37,500
174	Genentech Inc.	January 2008	75.00	1,305
170	Genzyme Corp.	January 2008	65.00	168,300
200	Genzyme Corp.	January 2008	70.00	106,000
25	Google, Inc-Class A	January 2008	500.00	482,375
5	Google, Inc-Class A	March 2008	610.00	51,625
10	Google, Inc-Class A	March 2008	650.00	74,050
5	Google, Inc-Class A	March 2008	680.00	30,375
1,030	Intuit Inc.	January 2008	32.50	46,350
440	Kohls Corp.	April 2008	50.00	106,700
710	Linear Technology Corp.	January 2008	35.00	8,875
100	Lowe's Cos, Inc.	January 2008	30.00	500
1,000	Lowe's Cos, Inc.	January 2008	32.50	5,000
575	Merrill Lynch & Co, Inc.	January 2008	80.00	2,875
200	MGIC Investment Corp.	January 2008	40.00	1,000

*150 shares per contract

See notes to financial statements.

Contracts (100 shares per contract)	Call Options Written	Expiration Date	Exercise Price	Market Value
100	MGIC Investment Corp.	March 2008	25.00	$ 31,000
242	Morgan Stanley & Co.	January 2008	65.00	1,210
**80	Morgan Stanley & Co.	January 2008	90.00	400
328	Mylan Inc.	January 2008	15.00	4,100
776	Mylan Inc.	January 2008	17.50	3,880
146	Mylan Inc.	April 2008	17.50	2,920
562	Pfizer Inc.	January 2008	25.00	4,215
200	Powershares QQQ	January 2008	50.00	40,000
300	Powershares QQQ	January 2008	53.00	40,200
360	Qlogic Corp.	April 2008	15.00	30,600
300	Qualcomm Inc.	January 2008	40.00	30,750
450	Starbucks Corp.	April 2008	22.50	37,125
900	Symantec Corp.	January 2008	20.00	4,500
100	Target Corp.	January 2008	60.00	1,250
500	Target Corp.	January 2008	65.00	2,500
50	Unit Corp.	March 2008	50.00	6,625
280	UnitedHealth Group Inc.	January 2008	50.00	233,800
270	UnitedHealth Group Inc.	January 2008	55.00	95,850
300	UnitedHealth Group Inc.	March 2008	55.00	147,000
97	Varian Medical Systems Inc.	February 2008	45.00	75,175
200	Williams-Sonoma Inc.	February 2008	30.00	8,000
121	Williams-Sonoma Inc.	May 2008	30.00	17,243
400	Xilinx Inc.	January 2008	25.00	3,000
500	Zebra Technologies Corp. - CL A	February 2008	35.00	91,250
	Total Call Options Written (Premiums Received $6,250,139)			$3,594,750
480	American Eagle Outfitters, Inc	May 2008	22.50	153,600
750	Mylan Inc.	January 2008	15.00	84,375
	Total Put Options Written (Premiums Received $215,687)			$237,975
	Total Options Written (Premiums Received $6,465,826)			$3,832,725

** Each contract represents 100 shares of Morgan Stanley & Co. and 50 shares of Discover Financial Services.

See notes to financial statements.

Statement of **Assets and Liabilities** | December 31, 2007

ASSETS

Investments, at value (Note 2)

Short term investments	$ 11,310,293
Investment securites	94,079,342
Total investments (cost $118,876,174)	105,389,635
Cash	179
Dividends and interest	72,685
Total assets	105,462,499

LIABILITIES

Options written, at value (premiums received of $6,465,826)	3,832,725
Independent trustee fees	4,500
Auditor fees	15,400
Other expenses	3,366
Total liabilities	3,855,991

NET ASSETS	$101,606,508
Net assets consists of:	
Paid in capital	110,738,120
Accumulated net realized gain on investments and options transactions	1,721,826
Net unrealized depreciation on investments and options transactions	(10,853,438)
Net Assets	$101,606,508

CAPITAL SHARES ISSUED AND OUTSTANDING	
An unlimited number of capital shares authorized, $.01 par value per share (Note 7)	5,798,291
NET ASSETS VALUE PER SHARE	$17.52

See notes to financial statements.

Statement of **Operations** | **For the year ended December 31, 2007**

INVESTMENT INCOME (Note 2)

Interest income	$ 899,531
Dividend income	1,824,617
Other income	3,661
Total investment income	2,727,809

EXPENSES (Note 3)

Investment advisory	912,081
Administration	28,502
Fund Accounting	27,926
Independent trustee fees	18,000
Auditor fees	25,000
Other	105,789
Total expenses	1,117,298

NET INVESTMENT INCOME	1,610,511

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Net realized gain on:	
Investments	3,221,107
Options	6,017,754
Net unrealized appreciation (depreciation) on:	
Investments	(22,038,101)
Options	5,769,881

NET LOSS ON INVESTMENTS AND OPTIONS TRANSACTIONS	(7,029,359)

TOTAL DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(5,418,848)

See notes to financial statements.

Statements of **Changes in Net Assets**

	Year Ended December 31, 2007	Year Ended December 31, 2006
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS		
Net investment income	$ 1,610,511	$ 366,638
Net realized gain on investments and options transactions	9,238,861	9,559,760
Net unrealized appreciation (depreciation) on investments and options transactions	(16,268,220)	2,468,741
Total increase (decrease) in net assets resulting from operations	(5,418,848)	12,395,139
DISTRIBUTION TO SHAREHOLDERS		
From net investment income	(1,610,511)	(366,638)
From net capital gains	(8,787,412)	(9,838,624)
Total distributions	(10,397,923)	(10,205,262)
CAPITAL SHARE TRANSACTIONS		
Reinvestment of dividends	1,200,283	2,526,145
TOTAL INCREASE (DECREASE) IN NET ASSETS	(14,616,488)	4,716,022
NET ASSETS		
Beginning of period	$116,222,996	$111,506,974
End of period	$101,606,508	$116,222,996

See notes to financial statements.

Financial **Highlights**

Per Share Operating Performance for One Share Outstanding Throughout the Period

	Year Ended December 31,		For the Period April 27, 2005[1] through December 31,
	2007	**2006**	**2005**
Net Asset Value, Beginning of Period	$20.25	$19.87	$19.10[2]
Investment Operations			
Net Investment Income	0.28	0.06	0.03
Net realized and unrealized gain on investments and options transactions	(1.21)	2.12	1.68
Total from investment operations	(0.93)	2.18	1.71
Less distributions from:			
Net investment income	(0.28)	(0.06)	(0.03)
Capital gains	(1.52)	(1.74)	(0.87)
Total distributions	(1.80)	(1.80)	(0.90)
Net Asset Value, End of Period	$17.52	$20.25	$19.87
Market Value, End of Period	$15.53	$20.60	$20.28
Total Investment Return			
Net asset value (%)	-5.07	11.61	8.83
Market value (%)	-16.85	11.30	5.29
Ratios and Supplemental Data			
Net assets, end of period (thousands)	$101,607	$116,223	$111,507
Ratio of expenses to average net assets (%)	0.98	0.98	0.97[3]
Ratio of net investment Income to average net assets (%)	1.41	0.33	0.25[3]
Portfolio turnover (%)	93	64	49

[1]Commencement of operations
[2]Before deduction of offering costs charged to capital
[3]Annualized

See notes to financial statements.

Notes to **Financial Statements** | December 31, 2007

Note 1 – **Organization.**

Madison Strategic Sector Premium Fund (the "Fund") was organized as a Delaware statutory trust on February 4, 2005. The Fund is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended. The Fund commenced operations on April 27, 2005. The Fund's primary investment objective is to provide a high level of current income and current gains, with a secondary objective of long-term capital appreciation.

The Fund will pursue its investment objectives by investing in a portfolio consisting primarily of common stocks of large and mid-capitalization issuers that are, in the view of the Fund's Investment Advisor, selling at a reasonable price in relation to their long-term earnings growth rates. Under normal market conditions, the Fund will seek to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities. There can be no assurance that the Fund will achieve its investment objectives. The Fund's investment objectives are considered fundamental and may not be changed without shareholder approval.

Note 2 – **Significant Accounting Policies.**

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

(b) Valuation of Investments

Readily marketable portfolio securities listed on an exchange or traded in the over-the counter market are generally valued at their last reported sale price. If no sales are reported, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day, then the security is valued by such method as the Fund's Board of Trustees shall determine in good faith to reflect its fair value. Portfolio securities traded on more than one securities exchange are valued at the last sale price at the close of the exchange representing the principal market for such securities. Debt securities are valued at the last available bid price for such securities or, if such prices are not available, at the mean between the last bid and asked price. Exchange-traded options are valued at the mean of the best bid and best asked prices across all option exchanges.

Short-term debt securities having a remaining maturity of sixty days or less are valued at amortized cost, which approximates market value.

(c) Investment Transactions and Investment Income

Investment transactions are accounted for on the trade date. Realized gains and losses on investments are determined on the identified cost basis. Dividend income is recorded net of applicable withholding taxes on the ex-dividend date and interest income is recorded on an accrual basis.

(d) Repurchase Agreement

The Fund may invest in repurchase agreements, which are short-term investments in which the Fund acquires ownership of a debt security and the seller agrees to repurchase the security at a future time and specified price. Repurchase agreements are fully collateralized by the underlying debt security. The Fund will make payment for such securities only upon physical delivery or evidence of book entry transfer to the account of the custodian bank. The seller is required to maintain the value of the underlying security at not less than the repurchase proceeds due the Fund.

Note 3 – **Investment Advisory Agreement and Other Transactions with Affiliates.**

Pursuant to an Investment Advisory Agreement between the Fund and Madison Asset Management, LLC, a wholly-owned subsidiary of Madison Investment Advisors, Inc. (collectively "the Advisor"), the Advisor, under the supervision of the Fund's Board of Trustees, will provide a continuous investment program for the Fund's portfolio; provide investment research and make and execute recommendations for the purchase and sale of securities; and provide certain facilities and personnel, including officers required for the Fund's administrative management and compensation of all officers and trustees of the Fund who are its affiliate. For these services, the Fund will pay the Advisor a fee, payable monthly, in an amount equal to 0.80% of the Fund's average daily net assets.

Under a separate Services Agreement, effective April 26, 2005, the Advisor provides fund administration services, fund accounting services, and arranges to have all other necessary operational and support services, for a fee, to the Fund. Such services include Transfer Agent, Custodian, Legal, and other operational expenses. These fees are accrued daily and shall not exceed 0.18% of the Fund's average daily net assets. The Advisor assumes responsibility for payment of all expenses greater than 0.18% of average net assets for the first five years of the Fund's operations.

Note 4 – **Federal Income Taxes.**

No provision is made for federal income taxes since it is the intention of the Trust to comply with the provisions of Subchapter M of the internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all federal income taxes.

The Funds adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," on June 29, 2007. The implementation of FIN 48 resulted in no material liability for unrecognized tax benefits and no material change to the beginning net asset value of the fund.

As of and during the year ended December 31, 2007, the Funds did not have a liability for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the period, the Fund did not incur any interest or penalties.

Information on the tax components of investments, excluding option contracts, as of December 31, 2007 is as follows:

Aggregate Cost	$118,975,691
Gross unrealized appreciation	3,628,006
Gross unrealized depreciation	(17,214,062)
Net unrealized depreciation	$(13,586,056)

Net realized gains or losses may differ for financial reporting and tax purposes primarily as a result of the deferral of losses relating to wash sale transactions and post-October transactions.

Due to inherent differences in the recognition of income, expenses, and realized gains/losses under U.S. generally accepted accounting principles and federal income tax purposes, permanent differences between book and tax basis reporting have been identified and appropriately reclassified on the Statement of Assets and Liabilities. A permanent book and tax difference relating to short-term and long-term capital gains in the amounts of $8,688,309 and $99,103, respectively were reclassified from accumulated net realized gain to accumulated undistributed net investment income.

For the periods ended December 31, 2007 and 2006, the tax character of distributions paid to shareholders was $10,928,820 of ordinary income and $99,103 of long-term capital gains for 2007 and $9,355,192 of ordinary income and $850,070 of long-term capital gains for 2006, respectively. The Fund designates 14.64% of dividends declared from net investment income and short-term capital gains during the year ended December 31, 2007 as qualified income under the Jobs and Growth Tax Relief Reconciliation Act of 2003.

As of December 31, 2007, the components of distributable earnings on a tax basis were as follows:

Accumulated net realized gains	$1,821,344
Net unrealized depreciation on investments	(10,952,955)
	$ (9,131,611)

Note 5 – **Investment Transactions.**

During the year ended December 31, 2007, the cost of purchases and proceeds from sales of investments, excluding short-term investments were $97,009,613 and $95,390,318, respectively. No U.S. Government securities were purchased or sold during the period.

Note 6 – **Covered Call Options.**

The Fund will pursue its primary objective by employing an option strategy of writing (selling) covered call options on common stocks. The number of call options the Fund can write (sell) is limited by the amount of equity securities the Fund holds in its portfolio. The Fund will not write (sell) "naked" or uncovered call options. The Fund seeks to produce a high level of current income and gains generated from option writing premiums and, to a lesser extent, from dividends.

An option on a security is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option at a specified exercise or "strike" price. The writer of an option on a security has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price (in the case of a call) or to pay the exercise price upon delivery of the underlying security (in the case of a put).

There are several risks associated with transactions in options on securities. As the writer of a covered call option, the Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call but has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price.

Transactions in option contracts during the year ended December 31, 2007 were as follows:

	Number of Contracts	Premiums Received
Options outstanding beginning of period	26,981	$6,770,820
Options written	50,450	14,054,813
Options expired	(19,968)	(4,252,623)
Options closed	(11,455)	(3,360,865)
Options assigned	(23,810)	(6,746,319)
Options outstanding end of period	22,198	$6,465,826

Note 7 – **Capital.**

The Fund has an unlimited amount of common shares, $0.01 par value, authorized and 5,798,291 shares issued and outstanding as of December 31, 2007.

In connection with the Fund's dividend reinvestment plan for the years ended December 31, 2007 and 2006, the Fund issued 59,805 and 127,720 shares for a total reinvestment of $1,200,283 and $2,526,145, respectively.

Note 8 – **Indemnifications.**

In the normal course of business, the Fund enters into contracts that provide general indemnifications. The Fund's maximum exposure under these arrangements is dependent upon claims that may be made against the Fund in the future and, therefore cannot be estimated; however, the risk of material loss from such claims is considered remote.

Note 9 – **Leverage.**

The Fund has a $25 million revolving credit facility with a bank to permit it to leverage its portfolio under favorable market conditions. The interest rate on the outstanding principal amount is equal to the prime rate less 1%. During the year ended December 31, 2007, the Fund did not borrow on its credit facility and, as such, did not engage in leverage.

Note 10 – **New Accounting Pronouncements.**

On September 15, 2006, the Financial Accounting Standards Board issued Standard No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 addresses how companies should measure fair value when specified assets and liabilities are measured at fair value for either recognition or disclosure purposes under generally accepted accounting principles (GAAP). FAS 157 is intended to make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. At this time, management believes the adoption of FAS 157 will have no material impact on the financial statements of the Fund.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (FAS "159"), which is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FAS 157. FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS 159 also establishes penetration and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. At this time, management believes the adoption of FAS 159 will have no material impact on the financial statements of the Funds.

Results of Shareholder Vote (unaudited). The Annual Meeting of shareholders of the Fund was held on July 31, 2007. At the meeting, shareholders voted on the election of two trustees, James R. Imhoff, Jr. and Katherine L. Frank. The votes cast in favor of election for Mr. Imhoff were 5,564,137 with 58,046 shares withheld. The votes cast in favor of election for Ms. Frank were 5,565,146 with 57,037 shares withheld. The other trustees of the Fund whose terms did not expire in 2007 are Frank Burgess, Philip E. Blake and Lorence Wheeler.

Additional Information. Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940 that from time to time the Fund may purchase shares of its common stock in the open market at prevailing market prices.

In January 2007, the Fund announced it will be making its regular distributions on a quarterly rather than monthly basis.

This report is sent to shareholders of the Fund for their information. It is not a prospectus, circular or representation intended for use in the purchase or sale of shares of the Fund or any securities mentioned in the report.

Management **Information** | December 31, 2007

Independent Trustees

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Philip E. Blake 550 Science Drive Madison, WI 53711 Born 1944	Trustee	Thee year term expiring July 2009; Served since April 2005.	Retired investor; formerly Vice President – Publishing, Lee Enterprises Inc.	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	Madison Newspapers, Inc. of Madison, WI; Trustee of the Madison Claymore Covered Call Fund; Nerites Corp.
James R. Imhoff, Jr. 550 Science Drive Madison, WI 53711 Born 1944	Trustee	Thee year term expiring July 2010; Served since April 2005.	Chairman and CEO of First Weber Group, Inc. (real estate brokers) of Madison, WI.	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	Trustee of the Madison Claymore Covered Call Fund; Park Bank, FSB.
Lorence D. Wheeler 550 Science Drive Madison, WI 53711 Born 1938	Trustee	Thee year term expiring July 2008; Served since April 2005.	Retired investor; formerly Pension Specialist for CUNA Mutual Group (insurance) and President of Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide).	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	Trustee of the Madison Claymore Covered Call Fund; Grand Mountain Bank, FSB ; Grand Mountain Bancshares, Inc..

Interested Trustees*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Frank E. Burgess 550 Science Drive Madison, WI 53711 Born 1942	Trustee and Vice President	Thee year term expiring July 2008; Served since April 2005.	Founder, President and Director of Madison Investment Advisors, Inc.	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	Trustee of the Madison Claymore Covered Call Fund; Capitol Bank, FSB.; Santa Barbara Community Bancorp, Inc.

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Katherine L. Frank 550 Science Drive Madison, WI 53711 Born 1960	Trustee and President	Thee year term expiring July 2010; Served since July 2006.	Principal and Vice President of Madison Investment Advisors, Inc. and President of Madison Mosaic, LLC	President of all 12 Madison Mosaic Funds. Trustee of all Madison Mosaic Funds except Equity Trust; President and Trustee of the Madison Strategic Sector Premium Fund.	None

Officers*

Jay R. Sekelsky 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since April 2005	Vice President of Madison Investment Advisors, Inc.	Madison Strategic Sector Premium Fund.	None
Ray DiBernardo 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since April 2005	Vice President of Madison Investment Advisors, Inc.	Madison Strategic Sector Premium Fund.	None
W. Richard Mason 8777 N. Gainey Center Drive, #220 Scottsdale, AZ 85258 Born 1960	Secretary, General Counsel and Chief Compliance Officer	Indefinite Terms since April 2005	Principal of Mosaic Funds Distributor, LLC; General Counsel and Chief Compliance Officer for the Advisor, Madison Scottsdale, LC and Madison Mosaic, LLC; General Counsel for Concord Asset Management, LLC.	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	None
Greg Hoppe 550 Science Drive Madison, WI 53711 Born 1969	Chief Financial Officer	Indefinite Term since April 2005	Vice President of Madison Mosaic, LLC	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	None

*All interested Trustees and Officers of the Trust are employees and/or owners of Madison Investment Advisors, Inc. Since Madison Investment Advisors, Inc. serves as the investment advisor to the Trust, each of these individuals is considered an "interested person" of the Trust as the term is defined in the Investment Company Act of 1940.

The Statement of Additional Information contains more information about the Trustees and is available upon request. To request a free copy, call Mosaic Funds at 1-800-368-3195.

Forward-Looking Statement Disclosure.

One of our most important responsibilities as investment company managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information.

The Fund adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Fund's portfolios.

Additionally, information regarding how the Fund voted proxies related to portfolio securities, if applicable, during the period ended June 30, 2007 is available to you upon request and free of charge, by writing to Madison Strategic Sector Premium Fund, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Fund's proxy voting policies and voting information may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Fund will respond to shareholder requests for copies of our policies and voting information within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure.

The Fund files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the Commission's website. The Fund's Forms N-Q may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-551-8090. Form N-Q and other information about the Fund are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call the Fund at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

Dividend Reinvestment **Plan** | December 31, 2007

Unless the registered owner of common shares elects to receive cash by contacting the Plan Administrator, all dividends declared on common shares of the Fund will be automatically reinvested by Computershare Trust Company, Inc. (the "Plan Administrator"), Administrator for shareholders in the Fund's Dividend Reinvestment Plan (the "Plan"), in additional common shares of the Fund. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by notice if received and processed by the Plan Administrator prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Some brokers may automatically elect to receive cash on your behalf and may re-invest that cash in additional common shares of the Fund for you. If you wish for all dividends declared on your common shares of the Fund to be automatically reinvested pursuant to the Plan, please contact your broker.

The Plan Administrator will open an account for each common shareholder under the Plan in the same name in which such common shareholder's common shares are registered. Whenever the Fund declares a dividend or other distribution (together, a "Dividend") payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in common shares. The common shares will be acquired by the Plan Administrator for the participants' accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized common shares from the Fund ("Newly Issued Common Shares") or (ii) by purchase of outstanding common shares on the open market ("Open-Market Purchases") on the New York Stock Exchange or elsewhere. If, on the payment date for any Dividend, the closing market price plus estimated brokerage commission per common share is equal to or greater than the net asset value per common share, the Plan Administrator will invest the Dividend amount in Newly Issued Common Shares on behalf of the participants. The number of Newly Issued Common Shares to be credited to each participant's account will be determined by dividing the dollar amount of the Dividend by the net asset value per common share on the payment date; provided that, if the net asset value is less than or equal to 95% of the closing market value on the payment date, the dollar amount of the Dividend will be divided by 95% of the closing market price per common share on the payment date. If, on the payment date for any Dividend, the net asset value per common share is greater than the closing market value plus estimated brokerage commission, the Plan Administrator will invest the Dividend amount in common shares acquired on behalf of the participants in Open-Market Purchases.

If, before the Plan Administrator has completed its Open-Market Purchases, the market price per common share exceeds the net asset value per common share, the average per common share purchase price paid by the Plan Administrator may exceed the net asset value of the common shares, resulting in the acquisition of fewer common shares than if the Dividend had been paid in Newly Issued Common Shares on the Dividend payment date. Because of the foregoing difficulty with respect to Open-Market Purchases, the Plan provides that if the Plan Administrator is unable to invest the full Dividend amount in Open-Market Purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Administrator may cease making Open-Market Purchases and may invest the uninvested portion of the Dividend amount in Newly Issued Common Shares at net asset value per common share at the close of business on the Last Purchase Date provided that, if the net asset value is less than or equal to 95% of the then current market price per common share; the dollar amount of the Dividend will be divided by 95% of the market price on the payment date.

The Plan Administrator maintains all shareholders' accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for tax records. Common shares in the account of each Plan participant will be held by the Plan Administrator on behalf of the Plan participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to participants and vote proxies for shares held under the Plan in accordance with the instruction of the participants.

There will be no brokerage charges with respect to common shares issued directly by the Fund. However, each participant will pay a pro rata share of brokerage commission incurred in connection with Open-Market Purchases. The automatic reinvestment of Dividends will not relieve participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such Dividends.

The Fund reserves the right to amend or terminate the Plan. There is no direct service charge to participants with regard to purchases in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants.

All correspondence or questions concerning the Plan should be directed to the Plan Administrator, Computershare Trust Company, Inc., 250 Royall St., Canton, MA 02021, Phone Number: (781) 575-4523.

Officers

Katherine L. Frank
President

Frank Burgess
Senior Vice President

Ray DiBernardo
Vice President

Jay Sekelsky
Vice President

W. Richard Mason
Secretary, General Counsel & Chief Compliance Officer

Greg Hoppe
Chief Financial Officer & Treasurer

Investment Advisor

Madison Asset Management, LLC.
550 Science Drive
Madison, WI 53711

Administrator

Madison Investment Advisors, Inc.
550 Science Drive
Madison, WI 53711

Custodian

US Bank NA
Milwaukee, Wisconsin

Transfer Agent

Computershare Investor Services, LLC
Canton, Massachusetts

Legal Counsel

Skadden, Arps, Slate, Meagher & Flom, LLP
Chicago, Illinois

Independent Registered Public Accounting Firm

Grant Thornton LLP
Chicago, Illinois

Privacy Principles of Madison Strategic Sector Premium Fund for Shareholders

The Fund is committed to maintaining the privacy of shareholders and to safeguarding its non-public information. The following information is provided to help you understand what personal information the Fund collects, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, the Fund does not receive any nonpublic personal information relating to its shareholders, although certain nonpublic personal information of its shareholders may become available to the Fund. The Fund does not disclose any nonpublic personal information about its shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third party administrator).

The Fund restricts access to nonpublic personal information about the shareholders to Madison Asset Management, LLC and Madison Investment Advisors, Inc. employees with a legitimate business need for the information. The Fund maintains physical, electronic and procedural safeguards designed to protect the nonpublic personal information of its shareholders.

Question concerning your shares of Madison Strategic Sector Premium Fund?

- If your shares are held in a Brokerage Account, contact your Broker
- If you have physical possession of your shares in certificate form, contact the Fund's Transfer Agent:
  Computershare Investor Services, LLC, 2 North LaSalle Street, Chicago, Illinois 60602 781-575-4523

This report is sent to shareholders of Madison Strategic Sector Premium Fund for their information. It is not a Prospectus, circular or representation intended for use in the purchase or sale of shares of the Fund or of any securities mentioned in this report.

In August 2007, the Fund submitted a CEO annual certification to the NYSE in which the Fund's principle executive officer certified that she was not aware, as of the date of the certification, of any violation by the Fund of the NYSE's Corporate Governance listing standards. In addition, as required by Section 302 of the Sarbanes-Oxley Act of 2002 and related SEC rules, the Fund's principle executive and principle financial officer have made quarterly certifications, including in filings with the SEC on forms N-CSR and N-Q, relating to, among other things, the Fund's disclosure controls and procedures and internal control over financial reporting.



Investment Advisors, Inc.

550 SCIENCE DRIVE
MADISON, WI 53711
1-800-767-0300
www.madisonfunds.com